UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA AUTOMOTIVE SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

16936R 10 5

(CUSIP Number)

Hanlin Chen
Liping Xie
Wiselink Holdings Limited
No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City Hubei Province
The People’s Republic of China
+86 716 412 7912

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16936R 10 5

1.	NAME OF REPORTING PERSON: Hanlin Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,322,547
	8.	SHARED VOTING POWER 4,526,467
	9.	SOLE DISPOSITIVE POWER 13,322,547
	10.	SHARED DISPOSITIVE POWER 4,526,467
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,849,014 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.41%(2)
14.	TYPE OF REPORTING PERSON IN

(1) 17,849,014 shares of common stock include: (i) 13,322,547 shares of common stock beneficially owned by Mr. Hanlin Chen; (ii) 1,502,925 shares of common stock beneficially owned by Ms. Liping Xie, Mr. Hanlin Chen’s wife; and (iii) 3,023,542 shares of common stock beneficially owned by Wiselink Holdings Limited, a company controlled by Mr. Hanlin Chen.

(2) Percentage calculated based on 31,644,004 shares of Common Stock outstanding as of December 31, 2016 (as reported by the Company as of December 31, 2016 in the Form 10-K. filed on March 30, 2017).

CUSIP No.	16936R 10 5

1.	NAME OF REPORTING PERSON: Liping Xie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,502,925
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,502,925
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,925
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	16936R 10 5

1.	NAME OF REPORTING PERSON: Wiselink Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,023,542
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,023,542
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,023,542
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.55%
14.	TYPE OF REPORTING PERSON CO

INTRODUCTORY NOTE

This Statement on Schedule 13D/A (this “Amendment No.1”) amends the Schedule 13D (the “Original 13D”) filed with the United States Securities and Exchange Commission (the “SEC”) on May 9, 2015 by Mr. Hanlin Chen (“Mr. Chen”) with respect to China Automotive Systems, Inc., a Delaware Corporation (the “Company”). Ms. Liping Xie and Wiselink Holdings Limited (together with Mr. Hanlin Chen, the “Reporting Persons,” and each, a “Reporting Person”) may be deemed to be in a group with Mr. Chen and are filing this statement on Schedule 13D/A with Mr. Chen pursuant to the joint filing agreement attached hereto as Exhibit 7.01. Unless otherwise stated herein, the Original 13D with exhibits attached thereto remain in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No.1 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of the Company. The address of the principal executive office of the Company is No. 1 Henglong Road, Yu Qiao Development Zone, Shashi District, Jing Zhou City, Hubei Province, the People’s Republic of China.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) – (c), (f)	This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

Mr. Chen is a citizen of the People’s Republic of China and is the chairman of the board of directors of the Company (the “Board”).

Ms. Xie is a citizen of the People’s Republic of China and is Mr. Chen’s wife.

Wiselink Holdings Limited is a company incorporated in Hong Kong and is controlled by Mr. Chen.

The principal business and office address of the Reporting Persons is No. 1 Henglong Road, Yu Qiao Development Zone, Shashi District, Jing Zhou City, Hubei Province, the People’s Republic of China.

(d) – (e)	During the last five years, none of the Reporting Persons (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amends and supplemented by adding the following:

It is anticipated that, at the price per share of Common Stock set forth in the Proposal (as described in Item 4 below), approximately US$75.18 million will be expended in acquiring 13,794,990 outstanding shares of Common Stock owned by stockholders of the Company other than the Reporting Persons (as described in Item 4 below) (“Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity financing. The equity financing will be provided by third party sponsors, in the form of cash, and/or through the rollover of existing equity interests in the Company held by the Reporting Persons. Debt financing, if used, will be primarily provided by third party financial institutions.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following:

On May 14, 2017, Mr. Chen submitted a preliminary, non-binding letter (the “Letter”) to the Board. In the Letter, Mr. Chen outlined its proposal (“Proposal”) for the acquisition of all of the outstanding capital stock of the Company other than those shares beneficially owned by the Reporting Persons, through a going-private transaction (the “Transaction”). Under the Proposal, Mr. Chen proposes to consummate the Transaction for $5.45 per share in cash. The Proposal also provides that, among other things, Mr. Chen will (a) conduct customary due diligence on the Company together with the parties providing financing for the Transaction and (b) negotiate and execute definitive agreements with respect to the Transaction. In the Proposal, Mr. Chen also stated that he expects that the Board will appoint a special committee of independent directors to consider the Proposal and make a recommendation to the Board. Mr. Chen will not move forward with the transaction unless it is approved by such a special committee, and the Transaction will be subject to a non-waivable condition requiring approval by majority shareholder vote of shareholders other than the Reporting Persons.

References to the Letter in this Amendment No. 1 is qualified in its entirety by reference to the Letter itself, which is attached hereto as Exhibit 7.02 and is incorporated by reference as if set forth in its entirety.

If the Transaction is carried out and consummated, the Common Stock of the Company will no longer be traded on the Nasdaq Capital Market and the registration of the Common Stock of the Company under Section 12 of the Act is expected to be terminated. No assurance can be given that any proposal, any definitive agreement or any transaction relating to a proposed Transaction will be entered into or be consummated. The Letter provides that no binding obligation on the part of the Company or Mr. Chen shall arise with respect to the proposed Transaction unless and until definitive agreements have been executed.

Except as indicated above, the Reporting Persons have no plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)	The following disclosure assumes that there are 31,644,004 shares of Common Stock outstanding as of December 31, 2016, as set forth in the Company’s Form 10-K, dated March 30, 2017.

The responses of each of the Reporting Persons to Rows (7) through (11) of the cover page of this Amendment No. 1 are incorporated herein by reference.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transactions in the Common Stock during the 60 days preceding the filing of this Amendment No. 1.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to supplement the following:

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01: Joint Filing Agreement by and between the Reporting Persons, dated as of May 16, 2017 (filed herewith).

Exhibit 7.02: Proposal Letter from Mr. Chen to the Company’s board of directors, dated as of May 14, 2017 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2017

Hanlin Chen

/s/ Hanlin Chen

Liping Xie

/s/ Liping Xie

Wiselink Holdings Limited

By:	/s/ Hanlin Chen
Name: Hanlin Chen
Title: Director